      SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




Form 6-K




Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


dated September 29, 2000




NATIONAL GRID GROUP plc


15 MARYLEBONE ROAD
LONDON NW1 5JD, ENGLAND
(Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F     X         Form 40-F




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ______     No    X

     Attached hereto as an exhibit are financial statements for New England Electric System (now National Grid USA) for the year ended December 31, 1999.




SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          NATIONAL GRID GROUP plc

            s/ Richard P. Sergel
          By__________________________________
            Richard P. Sergel
            Group Director, North America


Dated:  September 29, 2000